FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Repurchase of 3% NSR Royalty on Island Gold Mine and Corresponding Reduction in 2020 Cost Guidance

Toronto, Ontario (March 16, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that it has entered into an agreement to acquire and cancel a 3% net smelter return (“NSR”) royalty payable on production from the Island Gold mine (the “Royalty”) for total cash consideration of C$75 million ($54 million).

The Royalty was acquired from a privately held company and is payable on gold production within four patented claims (the “Subject Claims”) that comprise the majority of currently defined Mineral Reserves and Resources within the Island Gold deposit. The acquisition and elimination of the royalty will immediately reduce operating costs and increase operating cash flow while providing increased exposure to Island Gold’s significant exploration potential.

Transaction highlights:

•
Acquisition and cancellation of the Royalty on all future gold production from the Subject Claims that comprise the majority of the Island Gold deposit. As of December 31, 2019, the Subject Claims contained:

◦	0.9 million ounces of Mineral Reserves, representing 71% of Island Gold’s total Mineral Reserves, and

◦	1.1 million ounces of Inferred Mineral Resources (see Table 1)

•
$40 per ounce, or 7%, decrease in Island Gold’s 2020 total cash cost guidance to between $480 and $520 per ounce and $40 per ounce decrease in mine-site all-in sustaining cost guidance to between $740 and $780 per ounce

•
Increased exposure to Island Gold’s substantial exploration potential with combined Mineral Reserves and Resources having doubled to 2.0 million ounces within the Subject Claims since the end of 2016, including:

◦
0.5 million ounce increase in Mineral Reserves to 0.9 million ounces, net of 0.3 million ounces of mining depletion. This reflects the discovery of new Mineral Reserves and strong conversion rate of Inferred Mineral Resources to Reserves of 83% since the end of 2016, and

◦	0.5 million ounce increase in Inferred Mineral Resources to 1.1 million ounces

•
Increased exposure to higher gold prices. At spot gold prices of approximately $1,530 per ounce, Alamos will save $46 per ounce on production from the Subject Claims. In 2019, royalty payments to the Subject Claims totalled C$8 million

•	Reduction in effective NSR royalty rate on Island Gold’s Mineral Reserves to 2.2% from approximately 4.4%

“The acquisition of the royalty further reduces costs at what is already a low-cost operation while also increasing our exposure to the tremendous exploration upside. Since we acquired Island Gold in 2017, the Mineral Reserve and Resource base has doubled with the deposit approaching four million ounces across all categories. With the deposit open laterally and down-plunge across several areas of focus, we see

TRADING SYMBOL: TSX:AGI NYSE:AGI

excellent potential for this growth to continue at a greatly reduced royalty on future production,” said John A. McCluskey, President and Chief Executive Officer.

Island Gold and Consolidated 2020 Cost Guidance Reduced with Elimination of Royalty
Mineral Reserves within the Subject Claims currently account for 71% of total Mineral Reserves at Island Gold. In 2020, over 90% of Island Gold’s gold production is expected to come from within the Subject Claims. With the elimination of the Royalty and associated cost savings, the Company has lowered its 2020 total cash cost and mine-site all-in sustaining cost guidance by $40 per ounce. On a consolidated basis, total cash cost and all-in sustaining cost guidance has also been reduced by $13 per ounce as detailed below.

		2020 Initial Guidance	2020 Revised Guidance
Island Gold

Gold Production	000 oz	130-145	130-145

Cost of Sales(1)	$/oz	$880	$840
Total Cash Costs(2)	$/oz	$520-560	$480-520
Mine-site AISC(2)	$/oz	$780-820	$740-780

Consolidated - Alamos Gold

Gold Production	000 oz	425-465	425-465

Cost of Sales(1)	$/oz	$1,130	$1,117
Total Cash Costs(2)	$/oz	$770-810	$757-797
Mine-site AISC(2)	$/oz	$1,020-1,060	$1,007-1,047

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

(2)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q4 2019 MD&A for a description and calculation of these measures.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "anticipate", "estimate", “guidance” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements with respect to the anticipated benefits of the acquisition and cancellation of the Royalty including associated cost savings.
Alamos cautions readers not to place undue reliance on the forward-looking statements which are not guarantees of future events as a number of factors could cause results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: fluctuations of the price of gold and foreign exchange rates (particularly the Canadian dollar and U.S. dollar); changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); disruptions affecting operations; risks related to obtaining and maintaining necessary permits, licenses and authorizations required to carry out planned exploration or development work; changes in project parameters as plans continue to be refined;availability of and increased costs associated with mining inputs and labour; contests over title to properties; employee and community relations; changes in national and local government legislation (including tax legislation), controls or regulations and risk of loss due to sabotage and civil disturbances.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in the Securities Exchange Commission (the “SEC”) Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

Table 1: Island Gold Mineral Reserves and Resources as of December 31, 2019

Island Gold Mineral Reserves and Resources as of December 31, 2019
	Subject Claims			Total - Island Gold			% of Total
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Ounces
	(000's)	(g/t Au)	(000's)	(000's)	(g/t Au)	(000's)	(000's)
Proven & Probable Mineral Reserves	2,411	11.20	868	3,643	10.37	1,215	71%
Measured & Indicated Mineral Resources	426	5.74	79	879	6.51	184	43%
Inferred Mineral Resources	2,649	12.42	1,058	5,392	13.26	2,298	46%

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